UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MAUI LAND & PINEAPPLE COMPANY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

577345-10-1

(CUSIP Number)

John N. Richardson, Jr.

c/o Ka Po’e Hana LLC

PMB 249, 1718 M Street, N.W.

Washington, D.C. 20036-4504

(202) 776-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.: 577345-10-1	PAGE 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen M. Case
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,472,280
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,472,280
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,472,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO.: 577345-10-1	PAGE 3 of 5

Item 1.	Security and Issuer

This Amendment No. 4 amends and supplements the statement on Schedule 13D (the “Statement”), dated March 5, 2007, as amended on August 31, 1999, as amended on September 4, 2003, and further amended on November 17, 2005, relating to shares of common stock, no par value (“Common Stock”) of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the “Issuer”). The address of the Issuer’s principal executive office is 120 Kane Street, P.O. Box 187, Kahului, Maui, Hawaii 96733-6687.

Item 2.	Identity and Background

Stephen M. Case:

a. This Schedule 13D is filed on behalf of Stephen M. Case.

b. His principal business address is c/o Revolution LLC, 1717 Rhode Island Avenue, NW, Washington, D.C. 20036-4504.

c. Mr. Case is Chairman and Chief Executive Officer of Revolution LLC and is Chairman of the Case Foundation, both based in Washington D.C.

d. During the past five years, Mr. Case has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the past five years, Mr. Case has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f. Mr. Case is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Case has not purchased any shares of Common Stock of the Issuer since November 17, 2005.

Item 4.	Purpose of Transaction

Effective as of March 5, 2007, Ka Po’e Hana LLC ceased to have any power to vote, sell or otherwise make investment decisions with respect to 3,472,030 shares of Common Stock that are owned by the Stephen M. Case Revocable Trust. Prior to March 5, 2007, Ka Po’e Hana LLC had such power under a power of attorney given by the Steven M. Case Revocable Trust in favor of Ka Po’e Hana LLC.

Mr. Case, the sole trustee of the Stephen M. Case Revocable Trust, intends to continue to exercise his rights as a substantial stockholder of the Issuer.

In the future, Mr. Case may determine to purchase additional shares of the Issuer’s Common Stock or may determine to sell shares of the Issuer’s Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and the prospects of Mr. Case and alternative investments.

On December 8, 2008, the Board of Directors of the Issuer approved an increase in the number of directors of the Issuer from nine (9) to ten (10) and appointed Mr. Case to serve on the Board of Directors as a Class One director effective as of the same day. Following Mr. Case’s appointment, Class One consists of four (4) directors whose terms of office expire at the 2009 annual meeting of shareholders. Mr. Case will receive annual cash retainers of $27,000 (prorated for the remainder of fiscal year 2008). In connection with his appointment to the Board of Directors, Mr. Case also received 250 shares of restricted Common Stock that were granted under the Issuer’s 2006 Equity and Incentive Compensation Plan. Such shares will vest in full at the end of the first quarter of fiscal year 2009. Mr. Case will have voting and regular dividend rights with respect to the unvested restricted shares, but have no right to dispose of them until such time as they are vested.

Apart from the foregoing, Mr. Case has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP NO.: 577345-10-1	PAGE 4 of 5

Item 5.	Interest in Securities of the Issuer

a. Mr. Case beneficially owns an aggregate of 3,472,280 shares of Common Stock, which is 42.5% of the outstanding shares of Common Stock of the Issuer.

b. Mr. Case has the sole power to vote and dispose of all 3,472,280 shares of Common Stock of the Issuer beneficially owned by Mr. Case.

c. Not applicable.

d. All shares beneficially owned by Stephen M. Case are actually owned by the Stephen M. Case Revocable Trust. Mr. Case is the sole trustee of the Stephen M. Case Revocable Trust and has the sole power to vote the stock and to sell or otherwise make investment decisions with respect to the stock.

e. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

All shares beneficially owned by Stephen M. Case are actually owned by the Stephen M. Case Revocable Trust. Mr. Case is the sole trustee of the Stephen M. Case Revocable Trust and has the sole power to vote the stock and to sell or otherwise make investment decisions with respect to the stock.

As of the date of this Amendment, Mr. Case is not a party to any other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, except as follows: The Stephen M. Case Revocable Trust has pledged the 3,472,030 shares of Common Stock of the Issuer that are owned by the Stephen M. Case Revocable Trust to Bank of Hawaii as collateral security for certain obligations of the Stephen M. Case Revocable Trust to the Bank of Hawaii. Under a Security Agreement, dated December 19, 2008, between the Stephen M. Case Revocable Trust and the Bank of Hawaii, the Stephen M. Case Revocable Trust has appointed the Bank of Hawaii as its attorney-in-fact with respect to Common Stock of the Issuer of the Stephen M. Case Revocable Trust, but only upon and after the occurrence of a default of the Stephen M. Case Revocable Trust’s obligations to the Bank of Hawaii. As attorney-in-fact, the Bank of Hawaii would have the power to vote the stock and to sell or otherwise make investment decisions with respect to the stock, but only upon and after the occurrence of such default.

Item 7.	Material to be Filed as Exhibits

Stock Purchase Agreement, between Mr. Case and The Harry and Jeanette Weinberg Foundation, Inc., a Maryland corporation and 300 Corporation, a Maryland corporation, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of August 31, 1999).

Stock Purchase Agreement, between Mr. Case and Harry Weinberg Family Foundation, Inc., a Maryland corporation, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of August 31, 1999).

Stock Purchase Agreement between the Stephen M. Case Revocable Trust and the Cameron Family Partnership, a Hawaii limited partnership, dated November 17, 2005. (incorporated herein by reference, pursuant to Schedule 13D filed as of November 17, 2005).

SCHEDULE 13D

CUSIP NO.: 577345-10-1	PAGE 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

February 3, 2009
(Date)

/s/ Stephen M. Case
(Signature)

Stephen M. Case
(Name)